Mail Stop 6010

August 21, 2006

Mr. Michael G. Potter
Chief Financial Officer
STATS ChipPAC Ltd.
10 Ang Mo Kio Street 65
#05-17/20 Techpoint
Singapore 569059

      Re: STATS ChipPAC Ltd.
            Form 20-F for the fiscal year ended December 25, 2005
            Filed February 28, 2006
            File No. 000-29103

Dear Mr. Potter:

      We have completed our review of your Form 20-F and related materials and do not, at this time, have any further comments.

                             Sincerely,

                             Martin F. James
                             Senior Assistant Chief Accountant